Exhibit 99.4

ORCKIT COMMUNICATIONS LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2007 Annual General Meeting of Shareholders (the “Meeting”) of Orckit Communications Ltd. (the “Company” or “Orckit”) will be held on Monday, April 30, 2007 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

(1)	election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	election of Yair Shamir as an outside director;

(3)	approval of the grant of stock options to our independent directors;

(4)	approval of the grant to Eric Paneth and Izhak Tamir of stock options with vesting contingent upon the Company’s generating revenues of $70 million in 2008 or $110 million in 2009 or our company undergoing a change of control;

(5)	reappointment of Kesselman & Kesselman as our independent auditors; and

(6)	consideration of our audited financial statements for the year ended December 31, 2006.

Shareholders of record at the close of business on April 5, 2007 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s office at the above address no later than ten days following the record date. Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Eric Paneth Chairman of the Board of Directors and Chief Executive Officer Izhak Tamir President

Dated: March 29, 2007

ORCKIT COMMUNICATIONS LTD.
126 Yigal Allon Street
Tel Aviv, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Orckit Communications Ltd. (the “Company” or “Orckit”) in connection with the solicitation by the Board of Directors of proxies for use at the 2007 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held on Monday, April 30, 2007 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

        The agenda of the Annual General Meeting will be as follows:

(1)	election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	election of Yair Shamir as an outside director;

(3)	approval of the grant of stock options to our independent directors;

(4)	approval of the grant to Eric Paneth and Izhak Tamir of stock options with vesting contingent upon the Company’s generating revenues of $70 million in 2008 or $110 million in 2009 or our company undergoing a change of control;

(5)	reappointment of Kesselman & Kesselman as our independent auditors; and

(6)	consideration of our audited financial statements for the year ended December 31, 2006.

        The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 5, 2007 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 11, 2007 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

        On March 15, 2007, 15,758,096 Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

        The following table sets forth, as of March 15, 2007 (unless otherwise indicated), the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all major shareholders are the same. As of March 15, 2007, 15,758,096 of our Ordinary Shares were outstanding.

Identity of Person or Group	Ordinary Shares Owned		Percent of Class

Eric Paneth (1)	1,224,063		7.5%
Izhak Tamir (2)	1,224,063		7.5%
David J. Greene and Company, LLC (3)	1,195,252		7.6%
FMR Corp. (4)	1,089,400		6.9%
All directors and executive officers as a group (11 persons)	2,717,510	(5)	16.0%

(1)(2)	Includes, in the case of each of Messrs. Tamir and Paneth, 480,000 Ordinary Shares issuable upon the exercise of options that are currently vested or vest within 60 days following March 15, 2007, but excludes approximately 400,000 Ordinary Shares (based on data as of March 1, 2006) issuable upon the exercise of options that may be issued, subject to approval of our audit committee, on or after June 23, 2007 in exchange for stock options of our Corrigent subsidiary held by each of them. (This number may change as a result of a change in the value of Corrigent relative to the value of Orckit at the time of the exchange.) The figures in the table also include, in the case of each of Messrs. Tamir and Paneth, 420,000 Ordinary Shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006. Under each such contract, 420,000 Ordinary Shares were pledged to Credit Suisse as collateral.
(3)	Based on a Schedule 13G of David J. Greene and Company, LLC filed on February 8, 2007 with the Securities and Exchange Commission
(4)	Based on a Schedule 13G of FMR Corp. and Edward C. Johnson 3d filed on February 14, 2007 with the Securities and Exchange Commission.
(5)	Includes 1,229,384 Ordinary Shares that may be purchased pursuant to options exercisable within 60 days following March 15, 2007 but excludes Ordinary Shares issuable upon the exercise of options that may be issued in the future in exchange for stock options of our Corrigent subsidiary held by them.

AGENDA OF THE ANNUAL GENERAL MEETING

Item 1 – Election of Directors

        At the Meeting, the shareholders will be asked to re-elect each of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil to our Board of Directors to serve until the next Annual General Meeting or his earlier resignation or removal. Messrs. Arkin and Motil are “independent directors” as defined by the Nasdaq rules. Our “outside directors” as defined by the Israeli Companies Law, 5759-1999 (the “Companies Law”), Miri Gelbman and Moshe Nir, will continue to serve their second three-year term ending in 2008. The Companies Law requires at least two outside directors. Our outside directors are also independent directors under the Nasdaq rules. These nominees have been approved by our audit committee, acting as our nominating committee as required by the Nasdaq rules.

        A brief biography of each nominee is set forth below:

        Eric Paneth has been Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd.

        Izhak Tamir has been President and a Director of Orckit since its founding in 1990. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro since January 2000 and its chief executive officer since August 2003. Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. and of Scopus Video Networks since 2005.

        Jed M. Arkin has been a Director of Orckit since August 2001. Since January 2000, Mr. Arkin has served as Chairman of MadahCom Inc., a manufacturer of digital wireless public alerting systems. Since March 2005, he has served as a director of Shamir Optical Industries. Since January 2005 he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

        Moti Motil has been a Director of Orckit since November 2002. Mr. Motil has served since 1996 as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and has also served since 2006 also as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a C.P.A.

Required Approval

        The affirmative vote of the holders of 66-2/3% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED,that Eric Paneth be elected to the Board of Directors of the Company, effective immediately.

RESOLVED,that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately.

RESOLVED,that Jed M. Arkin be elected to the Board of Directors of the Company, effective immediately.

RESOLVED,that Moti Motil be elected to the Board of Directors of the Company, effective immediately.”

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Election of Outside Director

        Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination of an outside director, the Company may not appoint such former outside director as a director or employee of the Company or receive professional services from such former outside director for compensation.

        Pursuant to the Companies Law, the outside directors are required to be elected by the shareholders, for up to two three-year terms. Pursuant to a recently amended regulation promulgated under the Companies Law, a company listed on the Nasdaq Stock Market may elect as an outside director, for additional terms of up to three years each, a person who has completed two terms of service as an outside director if the company’s audit committee and board of directors have resolved that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an outside director is in the best interests of the company. All of the outside directors of a company must be members of its Audit Committee and each other committee of a company’s board of directors must include at least one outside director. Other directors are elected annually.

        Miri Gelbman and Moshe Nir are currently serving their second terms as outside directors, which will continue until November 2008. Yair Shamir commenced serving as an outside director in March 2000 and his second term expired in March 2006.

        On March 18, 2007 and March 19, 2007, our audit committee and board of directors resolved to recommend that our shareholders elect Yair Shamir as an outside director for an additional term of three years. The reasons underlying this resolution include Mr. Shamir’s vast business experience, which is summarized below, and his knowledge of the Company, its markets and related fields of operations. The audit committee and board of directors believe that Mr. Shamir’s continued service as an outside director is in the best interests of the Company. At the Meeting, shareholders will be asked to elect Mr. Shamir as an outside director for a term of three years.

        A brief biography of the nominee is set forth below:

        Mr. Shamir was a Director of Orckit from October 1995 until March 2006. Mr. Shamir has served as the Chairman of the Board of Israel Aircraft Industries since July 2005. He served as the Chairman of the Board of EL-AL Airlines from May 2004 until January 2005. He served as the Chairman of VCON Telecommunications Ltd., an Israeli technology company listed on Le Nouveau Marché in France, from 2001 to 2005. He also served as its Chief Executive Officer from 1998 to 2004. Since April 2000, Mr. Shamir has also served as chairman of Catalyst Investment L.P., an Israeli venture capital firm. From July 1995 through February 1997, Mr. Shamir served as the Executive Vice President of The Challenge Fund LLP, the general partner of the Challenge Fund-Etgar, L.P. From December 1993 to July 1995, he served as the Chief Executive Officer of Elite Food Industries Ltd. Mr. Shamir served as Executive Vice President and general manager of Israel operations of Scitex Corporation Ltd. from February 1988 through December 1994. Mr. Shamir is a director of DSP Group Corporation, and the Chairman of Shamir Optical Industry Ltd. He holds a B.Sc. in Electrical Engineering from the Technion and has served on the board of governors of the Technion since 1993.

Required Approval

        The election of Yair Shamir as an outside director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolution

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Yair Shamir be elected to a three-year term as an outside director of the Company, effective immediately.”

        The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

Item 3 – Grant of Stock Options to Independent Directors

        Subject to the election of directors at the Meeting as described in Items 1 and 2 above, the shareholders will be asked to approve a grant to each of Ms. Miri Gelbman and Messrs. Moti Motil, Moshe Nir, Yair Shamir and Jed Arkin of options to purchase up to 60,000 Ordinary Shares, at an exercise price per share equal to the closing price per share of the Ordinary Shares on the Nasdaq Global Market on the trading day preceding the date of the Meeting. The options would expire at the earlier of seven years from the date of the Meeting or six months from termination of his or her service as a director, but in no event before the expiration of three years from the date of the Meeting. The options would vest, for so long as the option holder continues to serve as a director, over a period of three years, as follows:

—	tranche 1: options to purchase 30,000 Ordinary Shares would vest on the first anniversary of the Meeting;

—	tranche 2: options to purchase 20,000 Ordinary Shares of which 10,000 would vest on the first anniversary of the Meeting, and the balance of the options in this tranche would vest in four equal quarterly installments at the end of each subsequent three-month period; and

—	tranche 3: options to purchase 10,000 Ordinary Shares of which 3,333 would vest on the first anniversary of the Meeting, and the balance would vest in eight equal quarterly installments at the end of each subsequent three-month period (with rounding each such installment to the nearest whole share and reducing the final installment to equal the balance of unvested options).

        Under Israeli law, the compensation of directors is required to be approved by our audit committee, board of directors and shareholders. On March 18, 2007 and March 19, 2007, 2007, our audit committee and board of directors approved these option grants, subject to shareholder approval.

Required Approval

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolution

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant to each of Ms. Miri Gelbman and Messrs. Moti Motil, Moshe Nir, Yair Shamir and Jed Arkin of options to purchase 60,000 of the Company’s Ordinary Shares on the terms described in the Proxy Statement relating to the Meeting be approved, provided that the grant to each of Messrs. Moti Motil, Yair Shamir and Jed Arkin are subject to such person being elected as a director of the Company at the Meeting.”

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4 – Approval of the Grant to Izhak Tamir and Eric Paneth of Stock Options with Vesting Contingent upon the Company’s Generating Sigificant Revenues in 2008 or 2009 or a Change of Control

        Izhak Tamir and Eric Paneth founded Orckit in 1990 and have served as executive officers and directors ever since. In order to give them greater incentiv to maximize shareholder value, we are proposing to grant to each of them stock options with vesting contingent upon our achieving significant levels of revenues in 2008 or 2009 or upon a Change of Control transaction (as defined below). Under generally accepted accounting principles in the United States, until such time as the vesting conditions are satisfied, the Ordinary Shares underlying such options are not treated as being outstanding for purposes of computing our fully diluted earnings per share. The proposed grant would be in addition to the salary, bonuses and other benefits payable to each of Mr. Paneth and Mr. Tamir under his existing employment agreement as described in our Annual Report on Form 20-F for the year ended December 31, 2005.

        Our revenues for 2004, 2005 and 2006 were $11.3 million, $101.2 million and $63.6 million, respectively. On February 7, 2007, we announced that for the first quarter of 2007, we expect our revenues to be approximately $4.0 million. We are continuing to invest resourses in the development of our products and the marketing thereof to potential customers in various regions around the world. The market for our products is highly competitive and our products have not received broad acceptance in the market, and there can be no assurance that we will succeed in making signifcant sales.

        The proposed terms of the options to each of Mr. Tamir and Mr. Paneth are as follows:

—	each of Mr. Paneth and Mr. Tamir would be granted options to purchase up to 380,000 Ordinary Shares;

—	the options would have a term of seven years, commencing on the date of the Meeting;

—	the exercise price per share would be equal to the closing price per share of our Ordinary Shares on the Nasdaq Stock Market on the trading day preceding the date of the Meeting;

—	the options would be divided into two tranches and would vest, for so long as the option holder continues to serve as an officer, as follows:

š	tranche 1: options to purchase 190,000 Ordinary Shares would vest only upon the earlier to occur of (i) the aggregate consolidated revenues of the Company for the 2008 fiscal year amount to at least $70 million, or (ii) the aggregate consolidated revenues of the Company for the 2009 fiscal year amount to at least $110 million; and

š	tranche 2: options to purchase an additional 190,000 Ordinary Shares would vest if the aggregate consolidated revenues of the Company for the 2009 fiscal year amount to at least $110 million.

        Revenues would be determined in accordance with our audited consolidated financial statements for the applicable years. Such financial statements will be prepared in accordance with generally accepted accounting principles in the United States, and the satisfaction of the condition with respect to revenues would be deemed to be satisfied or not satisfied, as the case may be, upon the approval of our board of directors of our financial results for the applicable fiscal year.

        In addition, all options would vest if there is a “Change of Control” prior to the expiration of the options. A “Change of Control” would mean (i) a merger, share sale or other transaction or series of transactions in which securities possessing a majority of the voting power of the Company’s outstanding securities become “beneficially owned” (as such term is used in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by a person or persons different from the persons holding those securities immediately prior to such transaction(s) or (ii) the sale, transfer or other disposition of all or substantially all of the Company’s consolidated assets or business in one or more transactions.

        The foregoing options proposed to be granted to Mr. Tamir and Mr. Paneth, if exercised in full, would constitute an aggregate of approximately 4.6% of our Ordinary Shares outstanding on the record date for the Meeting.

        Under Israeli law, the compensation of directors is required to be approved by our audit committee, board of directors and shareholders. On March 28, 2007, our audit committee and board of directors approved these option grants, subject to shareholder approval.

Required Approval

        The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of each resolution.

Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that the grant to Eric Paneth of options to purchase up to 380,000 Ordinary Shares exercisable on the terms described in the Proxy Statement relating to the Meeting, be approved.

        RESOLVED, that the grant to Izhak Tamir of options to purchase up to 380,000 Ordinary Shares exercisable on the terms described in the Proxy Statement relating to the Meeting, be approved.”

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 – Appointment of Independent Auditors

        At the Meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, independent certified public accountants in Israel, as our independent auditors until the next Annual General Meeting. We intend to reappoint Kesselman & Kesselman as the auditor of our owned and controlled subsidiaries, as well. Kesselman & Kesselman have no other relationship with us or with any of our affiliates, except as auditors and tax consultants. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

        The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

Required Approval

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED,that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be appointed as the independent auditors of the Company until the next Annual General Meeting.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company’s independent auditors.”

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 – Consideration of Financial Statements

        Our audited financial statements for the year ended December 31, 2006 will be included in our Report on Form 6-K which we will file with the Securities and Exchange Commission (SEC) on or about the date that this Proxy Statement is filed. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

By Order of the Board of Directors, Eric Paneth Chairman of the Board and Chief Executive Officer Izhak Tamir President

Dated: March 29, 2007

Orckit Communications Ltd.

PROXY

        The undersigned hereby appoints Eric Paneth, Chief Executive Officer, Izhak Tamir, President, and Aviv Boim, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in Orckit Communications Ltd. (the “Company”) which the undersigned is entitled to vote at the 2007 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel on Thursday, April 30, 2007 at 3:00 p.m. (local time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

        This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

☒ Please mark your votes as in this example using dark ink only.

1.	Election of directors.

Eric Paneth (executive)	☐	FOR	☐	AGAINST	☐	ABSTAIN
Izhak Tamir (executive)	☐	FOR	☐	AGAINST	☐	ABSTAIN
Jed M. Arkin (non-executive)	☐	FOR	☐	AGAINST	☐	ABSTAIN
Moti Motil (non-executive)	☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	Election of Yair Shamir as an outside director.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

3.	Approval of the grant of stock options to our independent directors.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

4.	Approval of the grant to Eric Paneth and Izhak Tamir of stock options with vesting contingent upon our generating revenues of $70 million in 2008 or $110 million in 2009 or our company undergoing a change of control.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

5.	Reappointment of Kesselman & Kesselman as independent auditors.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

Intheir discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

___________________	Date: _______, 2007	____________________________	____________________	Date__________, 2007
SIGNATURE		SIGNATURE IF HELD JOINTLY	TITLE (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.